FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES 2008 FIRST QUARTER FINANCIAL RESULTS AND EXIT RATE;

EXTENSION OF NOTE REDEMPTION AND OFFICER APPOINTMENT

(all amounts expressed in U.S. Dollars)

Didsbury, Alberta – Friday, May 16, 2008 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced financial results and the production exit rate for the first quarter ended March 31, 2008, an additional extension of the maturity date of its 10% Senior Subordinated Convertible Notes and the appointment of a Vice-President, Operations.

Q1, 2008 Compared to Q1, 2007 Highlights

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Exit production rate was up 28% from 1,150 BOE/d to 1,472 BOE/d;

•

Revenue increased 192% from approximately $3.3 million to $9.7 million;

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Funds from operations increased 401% from approximately $0.3 million to almost $1.5 million;

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Average production increased 68% from 914 BOE/d to 1,537 BOE/d;

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Net loss was $0.9 million compared to $3.5 million in the first quarter of 2007; and

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A gain of approximately $2.3 million on the sale of the Company’s Candac properties in North Dakota.

Summarized financial and operational data
(in US$ 000’s except for volumes and per share amounts)
All financial results are in accordance with US GAAP	First Quarter Ended	First Quarter Ended
	March 31, 2008	March 31, 2007	Change
Production Information
Oil production (Bbls per day)	1,068	257	316%
Gas production (mcf per day)	2,817	3,942	-29%
Average production (BOE per day)	1,537	914	68%
Exit rate (BOE per day)	1,472	1,150	28%
Financial Information
Revenue	$9,703	$3,325	192%
Funds from operations	$1,463	$292	401%
Funds from operations per share	$0.07	$0.02	200%
Net loss	$(928)	$(3,456)	73%
Net loss per share	$(0.04)	$(0.23)	83%
Operating information (on a per BOE basis)
Average price received per Bbl of oil	$81.04	$39.79	104%
Average price received per mcf of gas	$7.13	$6.78	5%
Average price received per BOE	$69.35	$40.42	72%
Operating costs per BOE	$21.58	$ 4.71	358%
Operating netbacks per BOE	$30.77	$29.05	6%

“BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.”

The Company’s financial statements have been prepared on a going concern basis, which presumes that JED will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  Due to the Company’s reported net loss it will require additional funds to maintain operations and discharge liabilities as they become due. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

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JED Oil News Release

May 16, 2008

Convertible Note Extension

The Company and a majority of the holders of its $40.24 million principal amount of 10% Senior Subordinated Convertible Notes (“Notes”), have signed a Note Amending Agreement at May 15, 2008 to amend the previously announced Note Amending Agreement of March 26, 2008 to extend the maturity date for the redemption of the Notes.  Under the terms of agreement, the Company has until June 3, 2008 to complete a previously announced credit facility offered by a Canadian Chartered Bank.  In addition to the extension of the Maturity Date, the amendment provides that JED will pay accrued legal fees of counsel for the Noteholders up to a maximum of $175,000 by May 26, 2008.

Appointment of Vice-President, Operations

JED’s senior geologist, Jeff Huckle, has been appointed Vice-President, Operations.  Mr. Huckle has worked with the Company since its inception and was appointed Exploration Manager during JED’s management restructuring in October 2006.  He has an Honours Diploma in Mineral Engineering Technology from the Northern Alberta Institute of Technology and has 10 years of industry experience, including working in the Powder River area of Wyoming, Williston area of North Dakota and Montana, the Western Sedimentary basin in Alberta, Saskatchewan and northern British Columbia, and in Mongolia.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, General Counsel

www.theequitygroup.com

(403) 335-2105

www.jedoil.com